

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of Aufgust 31, 2024

The principal balances and results accumulated for the period ending August 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,325,993
Loans and accounts receivables from customers and banks, net	39,080,352
Loans and accounts receivables from customers at fair value, net	38,503
Financial instruments	8,420,744
Financial derivative contracts	11,342,557
Other asset ítems	4,619,468
Total assets	**65,827,617**

Principal liabilities	MCh$
Deposits and other demand liabilities	12,814,505
Time deposits and other time liabilities	17,131,406
Issued debt and regulatory capital instruments	10,767,683
Financial derivative contracts	11,730,915
Other liabilities ítems	9,059,447
Total equity	4,323,661
Total liabilities and Equity	**65,827,617**

Equity attributable to:	
Equity holders of the Bank	4,219,573
Non-controlling interest	104,088

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,135,105
Net fee and commission income	355,419
Result from financial operations	154,277
Total operating income	**1,644,801**
Provision for loan losses	(352,402)
Support expenses	(603,164)
Other results	(61,974)
Income before tax	**627,261**
Income tax expense	(129,646)
Net income for the period	**497,615**

Attributable to:	
Equity holders of the Bank	489,086
Non-controlling interest	8,529

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Agosto de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Agosto de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.325.993
Créditos y cuentas por cobrar a clientes y bancos	39.080.352
Créditos y cuentas por cobrar a clientes a valor razonable	38.503
Instrumentos financieros	8.420.744
Contratos de derivados financieros	11.342.557
Otros rubros del activo	4.619.468
Total Activos	**65.827.617**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.814.505
Depósitos y otras captaciones a plazo	17.131.406
Instrumentos de deuda y capital regulatorio emitidos	10.767.683
Contratos de derivados financieros	11.730.915
Otros rubros del pasivo	9.059.447
Total patrimonio	4.323.661
Total Pasivos y Patrimonio	**65.827.617**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.219.573
Interés no controlador	104.088

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.135.105
Ingresos netos de comisiones	355.419
Resultado de operaciones financieras	154.277
Total ingresos operacionales	**1.644.801**
Gasto de pérdidas crediticias	(352.402)
Gastos de apoyo	(603.164)
Otros resultados	(61.974)
Resultado antes de impuesto	**627.261**
Impuesto a la renta	(129.646)
Utilidad consolidada del periodo	**497.615**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	489.086
Interés no controlador	8.529

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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